Ex.12.1

Syntroleum Corporation

Ratio of Earnings to Fixed Charges

	2011	2010	2009	2008	2007
Deficiency of earnings to fixed charges	$(16,922)	$(9,633)	$5,441	$(5,448)	$(10,550)
Earnings available for fixed charges	(16,922)	(9,633)	5,441	(5,448)	(10,550)
Income from continuing operations before minority interests and income taxes	(16,922)	(9,633)	5,441	(5,448)	(10,550)
Plus fixed charges
interest expense	—	—	—	—	—
capitalized interest	—	—	—	—	—
amoritized premiums	—	—	—	—	—
discounts	—	—	—	—	—
capitalized expenses reated to indebtedness	—	—	—	—	—
estimate of the interest within rental expense	—	—	—	—	—
Plus amortization of capitalized interest	—	—	—	—	—
Plus distributed earnings of unconsolidated joint ventures and amortization of capitalized interest	—	—	—	—	—
Less capitalized interest and undistributed equity in earnings of joint ventures	(13,880)	(5,628)	(4,158)	(424)	(340)

Pro forma deficiency of earnings to fixed charges	$(3,042)	$(4,005)	$9,599	$(5,024)	$(10,210)